                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                                Telos Corporation
                                -----------------
                                (Name of Issuer)

             12% Cumulative Exchangeable Redeemable Preferred Stock,
                            Par Value $0.01 Per Share
                           -------------------------
                         (Title of Class of Securities)

                                    87969B200
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                               Kane Kessler, P.C.
                     1350 Avenue of the Americas, 26th Floor
                            New York, New York 10019
                                 (212) 541-6222

                                 March 23, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ]

                         (continued on following pages)

                              (Page 1 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 2 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
          S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                          7.   SOLE VOTING POWER
          SHARES                                 131,800 shares (See Item 5)
       BENEFICIALLY           --------------------------------------------------
         OWNED BY                           8.   SHARED VOTING POWER
      EACH REPORTING                                -0- (See Item 5)
          PERSON              --------------------------------------------------
           WITH                             9.   SOLE DISPOSITIVE POWER
                                                 131,800 shares (See Item 5)
                              --------------------------------------------------
                                            10.  SHARED DISPOSITIVE POWER -0-
                                                 (See Item 5)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,800
          (See Item 5)

--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (See Item 5)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON PN

--------------------------------------------------------------------------------

                              (Page 2 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 3 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1. NAME OF REPORTING PERSON:
          Wynnefield Small Cap Value Offshore Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

--------------------------------------------------------------------------------
        NUMBER OF                    7.    SOLE VOTING POWER
          SHARES                           85,400 shares (See Item 5)
       BENEFICIALLY       ------------------------------------------------------
         OWNED BY                    8.    SHARED VOTING POWER
           EACH                               -0- (See Item 5)
        REPORTING         ------------------------------------------------------
          PERSON                     9.    SOLE DISPOSITIVE POWER
           WITH                            85,400 shares (See Item 5)
                          ------------------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER -0- (See
                                           Item 5)
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          85,400 shares (See Item 5)
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (See Item 5)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON CO

--------------------------------------------------------------------------------

                              (Page 3 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 4 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

--------------------------------------------------------------------------------
          NUMBER OF                     7.       SOLE VOTING POWER
           SHARES                                142,800 shares (See Item 5)
        BENEFICIALLY          --------------------------------------------------
          OWNED BY                      8.       SHARED VOTING POWER
            EACH                                 -0- (See Item 5)
          REPORTING           --------------------------------------------------
           PERSON                       9.       SOLE DISPOSITIVE POWER
            WITH                                 142,800 shares (See Item 5)
                              --------------------------------------------------
                                        10.      SHARED DISPOSITIVE POWER -0-
                                                 (See Item 5)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,800
          shares (See Item 5)

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON PN

--------------------------------------------------------------------------------

                              (Page 4 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 5 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Channel Partnership II, L.P.
          S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON: 22-3215653
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS WC (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

--------------------------------------------------------------------------------
           NUMBER OF                          7.    SOLE VOTING POWER
            SHARES                                  13,500 shares (See Item 5)
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                           8.    SHARED VOTING POWER
        EACH REPORTING                              -0- (See Item 5)
            PERSON                 ---------------------------------------------
             WITH                             9.    SOLE DISPOSITIVE POWER
                                                    13,500 shares (See Item 5)
                                   ---------------------------------------------
                                              10.   SHARED DISPOSITIVE POWER -0-
                                                    (See Item 5)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,500
          shares (See Item 5)

--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON PN

--------------------------------------------------------------------------------

                              (Page 5 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 6 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Nelson Obus
          S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
           NUMBER OF                        7.    SOLE VOTING POWER
            SHARES                                13,500 shares (See Item 5) (1)
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                         8.    SHARED VOTING POWER
        EACH REPORTING                            360,000 (See Item 5) (1)
            PERSON                 ---------------------------------------------
             WITH                           9.    SOLE DISPOSITIVE POWER
                                                  13,500 shares (See Item 5)(1)
                                   ---------------------------------------------
                                            10.   SHARED DISPOSITIVE POWER
                                                  360,000 (See Item 5) (1)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,500
          shares (See Item 5)(1)

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (See Item
          5)(1)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------
     (1)  Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of
          Wynnefield Capital Management, LLC, a principal executive officer of
          Wynnefield Capital, Inc., and general partner of Channel Partnership
          II, L.P. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 274,600 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
          Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 85,400 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore
          Fund, Ltd. Channel Partnership II, L.P. directly owns 13,500 shares.
          As Mr. Joshua H. Landes is a co-managing member of Wynnefield Capital
          Management, LLC and an executive officer of Wynnefield Capital, Inc.,
          Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital
          Management, LLC and Wynnefield Capital, Inc.

                              (Page 6 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                   Page 6a of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Joshua H. Landes
          S.S. OR I.R.S. IDENTIFICATION No. OF ABOVE PERSON:
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
           NUMBER OF                        7.    SOLE VOTING POWER
            SHARES                                -0- (See Item 5) (1)
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                         8.    SHARED VOTING POWER
        EACH REPORTING                            360,000 (See Item 5) (1)
            PERSON                 ---------------------------------------------
             WITH                           9.    SOLE DISPOSITIVE POWER
                                                  -0- (See Item 5)(1)
                                   ---------------------------------------------
                                            10.   SHARED DISPOSITIVE POWER
                                                  360,000 (See Item 5) (1)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000
          shares (See Item 5)(1)

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item
          5)(1)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON IN

--------------------------------------------------------------------------------
     (1)  Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield
          Capital Management, LLC and an executive officer of Wynnefield
          Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 274,600 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield
          Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in 85,400 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore
          Fund, Ltd. As Mr. Obus is a co-managing member of Wynnefield Capital
          Management, LLC and a principal executive officer of Wynnefield
          Capital, Inc., Mr. Landes shares voting and dispositive power with Mr.
          Obus with regard to any shares beneficially owned by Wynnefield
          Capital Management, LLC and Wynnefield Capital, Inc.

                              (Page 7 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 7 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Wynnefield Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4018186
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

--------------------------------------------------------------------------------
          NUMBER OF                     7.    SOLE VOTING POWER
           SHARES                             274,600 shares (See Item 5) (1)
        BENEFICIALLY          --------------------------------------------------
          OWNED BY                      8.    SHARED VOTING POWER
            EACH                              -0- (See Item 5)
          REPORTING           --------------------------------------------------
           PERSON                       9.    SOLE DISPOSITIVE POWER
            WITH                              274,600 shares (See Item 5) (1)
                              --------------------------------------------------
                                        10.   SHARED DISPOSITIVE POWER -0- (See
                                              Item 5)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 274,600
          shares (See Item 5) (1)

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 5)
          (1)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON OO (Limited Liability Company)

--------------------------------------------------------------------------------
     (1)  Wynnefield Capital Management, LLC, as the general partner of
          Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners
          Small Cap Value, L.P. I, holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield
          Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap
          Value, L.P. I.

                              (Page 8 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 87969B200                  13D/A                    Page 8 of 13 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.   NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3. SEC USE ONLY

--------------------------------------------------------------------------------
     4.   SOURCE OF FUNDS AF (SEE ITEM 3)

--------------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

--------------------------------------------------------------------------------
          NUMBER OF                     7.    SOLE VOTING POWER
           SHARES                             85,400 shares (See Item 5)(1)
        BENEFICIALLY          --------------------------------------------------
          OWNED BY                      8.    SHARED VOTING POWER
            EACH                              -0- (See Item 5)
          REPORTING           --------------------------------------------------
           PERSON                       9.    SOLE DISPOSITIVE POWER
            WITH                              85,400 shares (See Item 5)(1)
                              --------------------------------------------------
                                        10.   SHARED DISPOSITIVE POWER -0- (See
                                              Item 5)
--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,400
          shares (See Item 5)(1)

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (See Item
          5)(1)

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON CO

--------------------------------------------------------------------------------
     (1)  Wynnefield Capital, Inc., as the sole investment manager of Wynnefield
          Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in these shares which are directly beneficially owned by
          Wynnefield Small Cap Value Offshore Fund, Ltd.

                              (Page 9 of 14 Pages)

         This Amendment No. 3 (the "Amendment") amends and restates in its entirety the Statement of Beneficial Ownership on Schedule 13D, filed with the
Securities and Exchange Commission (the "Commission") on June 24, 1997, as
amended by Amendment No. 1, filed on June 22, 1998, and as further amended by
Amendment No. 2, filed on December 18, 2003 (together, the "Schedule 13D"), by
Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small
Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value,
L.P. I (the "Partnership-I") and Channel Partnership II, L.P. ("Channel" and,
collectively with the Partnership, the Fund, the Partnership-I and Channel, the
"Original Reporting Persons"), with respect to the shares of 12% Cumulative
Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the
"Preferred Stock"), of Telos Corporation, a Maryland corporation with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia
20147-2358 (the "Issuer"). In addition to the Original Reporting Persons, this
Amendment is filed by and on behalf of Wynnefield Capital Management, LLC
("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus ("Mr. Obus") and Joshua
H. Landes ("Mr. Landes"). The Original Reporting Persons, WCM, WCI, Mr. Obus and
Mr. Landes are sometimes referred to collectively herein as the "Wynnefield
Group." The information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER.

         This Amendment relates to shares of Preferred Stock of the Issuer. The principal executive offices of the Issuer are located at 19886 Ashburn Road,
Ashburn, Virginia 20147-2358.

ITEM 2. IDENTITY AND BACKGROUND.

         The Partnership, the Fund, the Partnership-I, Channel, WCM, and WCI are
separate and distinct entities with different beneficial owners. Mr. Obus and
Mr. Landes are individuals.

         Partnership and Partnership-I are private investment companies organized as limited partnerships under the laws of the State of Delaware.
Channel is a private investment company organized as a limited partnership under the laws of the State of New York. WCM, a New York limited liability company, is the general partner of Partnership and Partnership-I. Fund is a private investment company organized under the laws of the Cayman Islands. WCI, a corporation organized under the laws of the Cayman Islands, is the investment manager of the Fund. Mr. Obus and Mr. Landes are the co-managing members of WCM and executive officers of WCI, and Mr. Obus is the general partner of Channel.
Mr. Obus and Mr. Landes are citizens of the United States.

         The business address of each member of the Wynnefield Group is 450
Seventh Avenue, Suite 509, New York, New York 10123.

         During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                              (Page 10 of 14 Pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Preferred Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns such shares.
Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from its respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSE OF TRANSACTION.

         The members of the Wynnefield Group originally acquired the shares of
Preferred Stock reported in Item 5 below for their own account, for investment purposes, with no intention of changing or influencing control of the Issuer, except for exercising their rights as holders of Preferred Stock, together with other holders of Preferred Stock, voting as a class, to elect up to two directors to the Board of Directors of the Issuer, if and when dividends payable on the Preferred Stock are in arrears and remain unpaid for three consecutive full semi-annual periods. On July 31, 1998, after the Issuer failed to declare or pay semi-annual dividends to the holders of Preferred Stock from 1992 through
1997, and after being ordered by the United States District Court for the
Eastern District of Virginia to hold a special meeting of the holders of
Preferred Stock for the purpose of electing two directors to the Issuer's Board of Directors, the holders of Preferred Stock elected two members to the Issuer'
Board. The two directors elected by the holders of the Preferred Stock constitute a minority of the total Board of Directors, and therefore will not enable the holders of the Preferred Stock to exercise control over the Issuer.

         The Wynnefield Group intends to monitor and evaluate the performance of the Issuer, and in their capacities as holders of Preferred Stock, has and may in the future communicate with other holders of Preferred Stock and industry representatives, and has and may continue to contact members of the Issuer's
Board of Directors, the Special Committee of Independent Directors formed to examine the recapitalization of the Issuer, and management from time to time to discuss issues of concern to holders of the Preferred Stock.

         The Wynnefield Group reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Wynnefield
Group may, among other things, sell or otherwise dispose of their holdings of
Preferred Stock, including the redemption amount of the Preferred Stock and accrued and unpaid dividends, including the first mandatory redemption date of the Preferred Stock and related accrued and unpaid dividends on November 21,
2005, purchase additional shares of Preferred Stock, in each case in public or private transactions, and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of their positions in, or to obtain greater exposure to, shares of Preferred Stock, as the members of the Wynnefield
Group may determine, in light of circumstances existing from time to time, subject to any applicable limitations imposed on the sale of shares of Preferred
Stock or an interest therein by the Securities Act of 1933, as amended, the
Securities Exchange Act of 1934, as amended, and applicable state securities or
"blue sky" laws.

         Except as set forth above, no member of the Wynnefield Group has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule
13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) - (c) As of March 23, 2005, the Wynnefield Group beneficially owned in the aggregate 373,500 shares of Preferred Stock, constituting approximately 11.7% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon 3,185,586 shares outstanding on September 30, 2004,

                              (Page 11 of 14 Pages)

as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2004, filed with the Commission on November 22, 2004). The following table sets forth certain information with respect to shares of
Preferred Stock directly beneficially owned by the Wynnefield Group members listed below:

                                                          APPROXIMATE
                                    NUMBER OF             PERCENTAGE OF
         NAME                       SHARES                OUTSTANDING SHARES
         ----                       ------                ------------------
         Partnership *              131,800               4.1%
         Partnership-I *            142,800               4.5%
         Fund **                     85,400               2.7%
         Channel ***                 13,500               0.4%

     *    WCM has an indirect beneficial ownership interest in these shares of
          Preferred Stock.

     **   WCI has an indirect beneficial ownership interest in these shares of
          Preferred Stock.

     ***  Mr. Obus has an indirect beneficial ownership interest in these shares of Preferred Stock.

         WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of
Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own.

         Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of
Preferred Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule
13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the
Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as executive officers of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

         Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under
Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that Channel may be deemed to beneficially own. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of
Preferred Stock beneficially owned by Channel.

         Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Amendment for each member of the
Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially

                              (Page 12 of 14 Pages)

(and may be deemed to have shared voting and dispositive power over) 373,500 shares of Preferred Stock, constituting approximately 11.7% of the outstanding shares of Preferred Stock (the percentage of shares owned being based upon
3,185,586 shares outstanding on September 30, 2004, as set forth in the Issuer's most recent report on Form 10-Q for the period ended September 30, 2004, filed with the Commission on November 22, 2004).

         The filing of this Amendment and any future amendment by the Wynnefield
Group, and the inclusion of information herein and therein with respect to WCM,
WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Amendment.

         To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred
Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

         The Wynnefield Group has sold in the open market the shares of the
Preferred Stock during the past 60 days as follows:

-------------------------------------------------------------------------------------------------------------
      Name of Entity            Number of Shares of        Price Per Share of                Date
                               Preferred Stock Sold          Preferred Stock
---------------------------- -------------------------- -------------------------- --------------------------

Partnership                             31,200                     $5.85                March 23, 2005
---------------------------- -------------------------- -------------------------- --------------------------
Partnership-I                           33,700                     $5.85                March 23, 2005
---------------------------- -------------------------- -------------------------- --------------------------
Fund                                    27,800                     $5.85                March 23, 2005
-------------------------------------------------------------------------------------------------------------

         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Preferred Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         Each of the members of the Wynnefield Group is a party to a Joint
Filing Agreement, dated as of April 1, 2005 (the "13D Joint Filing Agreement"),
pursuant to which the parties agreed to jointly file this Amendment and any and all amendments and supplements thereto with the Commission. The 13D Joint Filing
Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference in its entirety in this response to Item 6.

         Except for the agreement described above, to the best knowledge of the
Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1    Joint Filing Agreement, dated as of April 1, 2005, among the
                Partnership, Partnership-I, the Fund, Channel, WCM, WCI,
                Mr. Obus and Mr. Landes.

                              (Page 13 of 14 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: April 1, 2005

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                  By: Wynnefield Capital Management, LLC,
                                            its General Partner

                                  By: /s/ Nelson Obus
                                      ------------------------------------------
                                          Nelson Obus, Co-Managing Member

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By: Wynnefield Capital Management, LLC,
                                            its General Partner

                                  By:  /s/ Nelson Obus
                                      ------------------------------------------
                                           Nelson Obus, Co-Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                  By: Wynnefield Capital, Inc.,
                                            its Investment Manager

                                  By:  /s/ Nelson Obus
                                      ------------------------------------------
                                           Nelson Obus, President

                                  WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                  By:  /s/ Nelson Obus
                                      ------------------------------------------
                                           Nelson Obus, Co-Managing Member

                                  WYNNEFIELD CAPITAL, INC.

                                  By:  /s/ Nelson Obus
                                      ------------------------------------------
                                           Nelson Obus, President

                                  CHANNEL PARTNERSHIP II, L.P.

                                  By:  /s/ Nelson Obus
                                      ------------------------------------------
                                           Nelson Obus, General Partner

                                   /s/ Nelson Obus
                                  ----------------------------------------------
                                       Nelson Obus, Individually

                                   /s/ Joshua H. Landes
                                  ----------------------------------------------
                                       Joshua H. Landes, Individually

                              (Page 14 of 14 Pages)

                                  EXHIBIT INDEX

Exhibit 99.1    Joint Filing Agreement, dated as of April 1, 2005, among the
                Partnership, the Partnership-I, the Fund, Channel, WCM, WCI,
                Mr. Obus and Mr. Landes.